



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE



05003681

February 4, 2005

Bob Normile
Senior Vice President
General Counsel & Secretary
Mattel, Inc.
333 Continental Boulevard
El Segundo, CA 90245-5012

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 2/4/2005

Re: Mattel, Inc.
Incoming letter dated January 14, 2005

Dear Mr. Normile:

This is in response to your letter dated January 14, 2005 concerning the shareholder proposal submitted to Mattel by the United Association S&P 500 Index Fund. We also have received a letter on the proponent's behalf dated January 19, 2005. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: Sean O'Ryan
United Association of Journeymen
and Apprentices of the Plumbing and
Pipe Fitting Industry of the United
States and Canada
901 Massachusetts Avenue, N.W.
Washington, DC 20001



Mattel, Inc.

Bob Normile
SENIOR VICE PRESIDENT
GENERAL COUNSEL & SECRETARY
Phone: (310) 252-3615
Fax: (310) 252-2567/4991

333 Continental Boulevard
El Segundo, California 90245-5012
Phone: (310) 252-2000

January 14, 2005

Sent Via E-Mail and Overnight Courier

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, DC 20549
E-mail address: cfletters@sec.gov

Re: Mattel, Inc. -- Stockholder Proposal of the United Association S&P 500 Index Fund

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), we hereby give notice on behalf of Mattel, Inc., a Delaware corporation (the "Company") of its intention to omit from the proxy statement and form of proxy for the Company's 2005 Annual Meeting of Stockholders (together, the "2005 Proxy Materials") a proposal submitted by the United Association S&P 500 Index Fund (the "Fund") to the Company.

With respect to the Fund's proposal, the Company requests the concurrence of the staff of the Division of Corporation Finance (the "Staff") that it will not recommend enforcement action if the Company omits the proposal from the 2005 Proxy Materials for the reasons set forth in this letter.

I. The Proposal

The Company received a cover letter, proposal (the "Proposal") and supporting statement from ProxyVote Plus on behalf of the Fund on December 14, 2004, copies of which have been attached hereto as Attachment A.

The Proposal requests that the Company prepare a job loss and dislocation impact statement. The Proposal states:

Resolved: That the shareholders of Mattel Inc. ("Company") hereby request that the Company prepare and issue a Job Loss and Dislocation Impact Statement ("Impact Statement") that provides information relating to the elimination of jobs within the Company and/or the relocation of U.S.-based jobs by the Company to foreign countries over the past five years, as well as any planned job cuts or offshore relocation actions. Specifically, the Impact Statement should include information on the following:

1. The decision-making process by which job elimination and job relocation decisions are made, including information on board of director, management, employee, and consultant involvement in the decision-making process;

2. The total number of jobs and the type of jobs eliminated in the past five years or relocated to foreign countries in the past five years, including a description of alternative courses of action to job relocation that were considered;

3. The estimated or anticipated cost savings associated with the job elimination or relocation actions taken by the company over the past five years;

4. The impact on important corporate constituents including workers, communities, suppliers and customers; and

5. The effect of job elimination and job relocation decisions on senior executive compensation over the past five years, including any impact such decisions have had on annual bonuses or long-term equity compensation granted to senior management.

II. Reasons for Omission

The Company believes that it may omit the Proposal because the Proposal deals with matters related to the Company's ordinary business operations, and is therefore properly excluded under Rule 14a-8(i)(7).

A. The Ordinary Business Exclusion.

Rule 14a-8(i)(7) allows companies to exclude shareholder proposal if "the proposal deals with a matter relating to the company's ordinary business operations." According to the

Commission's Release accompanying the 1998 amendments to Rule 14a-8, the underlying policy of the ordinary business exclusion is consistent with the policy of most state corporate laws: "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual meeting." Release No. 34-40018 (May 21, 1998) (the "1998 Release"). The 1998 Release then described the two "central considerations" that underlie the ordinary business exclusion. The first was that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis" that they could not be subject to direct shareholder oversight, and are thus improper subjects for shareholder proposals. Id. Notably, the 1998 Release stated that examples of this type of proposal include ones that address "the management of the workforce, such as the hiring, promotion and termination of employees." The Commission stated that the second central consideration underlying Rule 14a-8(i)(7) is "the degree to which the proposal seeks to micro-manage the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." Id.

The Commission has also stated in Release No. 34-20091 (August 16, 1983) that proposals could be excluded under Rule 14a-8(c)(7) (predecessor to Rule 14a-8(i)(7)) if the substance of the report that is requested in the proposal involves a matter of ordinary business. In addition, on numerous occasions the Staff has granted no action relief on proposals calling for reports relating to ordinary course business, noting that "where the subject matter of the additional disclosure sought in a particular proposal involves a matter of ordinary business . . . it may be excluded under Rule 14a-8(i)(7)." Johnson Controls, Inc. (Oct. 26, 1999). See also, American International Group, Inc. (February 11, 2004) (proposal requesting report assessing company strategies relating to impact of climate change); AT&T Corp. (February 21, 2001) (proposal requiring report on AT&T's policies for involvement in the pornography industry and an assessment of certain liabilities); and The Mead Corporation (January 31, 2001) (proposal calling for report on environmental projection methodology and risk assessment).

Furthermore, the Staff has indicated in no action letters that if even part of a proposal relates to ordinary business matters, the proposal may be excluded in its entirety under Rule 14a-8(i)(7). For example, in E*Trade Group, Inc. (October 31, 2001), the proposal sought the formation of a shareholder committee to suggest "mechanisms" for increasing shareholder value. The proposal suggested four such mechanisms: (i) merger or outright sale of the company; (ii) changes in the company's executive compensation plan; (iii) possible reductions in staff; and (iv) dismissal and replacement of executive officers. While acknowledging that the proposal "appears to address matters outside the scope of ordinary business," the Staff concurred in exclusion of the entire proposal because the last two of the mechanisms related to the company's ordinary business operations. An earlier no-action letter suggests that if even one item out of five concerns the ordinary business operations of the company, then the entire proposal may be excluded. Specifically, in Wal-Mart Stores, Inc. (March 15, 1999), the Staff noted in its concurrence with the exclusion of a proposal under Rule 14a-8(i)(7) that "although the proposal appears to address matters outside the scope of ordinary business, paragraph 3 of the description of matters to be included in the report [policies to implement wage adjustments at the suppliers] relates to ordinary business operations."

B. The Proposal May Be Excluded Under Rule 14a-8(i)(7) Because the Proposal Deals With Matters Related to the Company's Ordinary Business Operations

(i) The Proposal Involves Ordinary Business Matters Because It Relates to Employment Decisions and Employee Relations.

Among the items specifically to be addressed in the Impact Statement is "the elimination of jobs within the Company . . . over the past five years, as well as any planned job cuts" and "[t]he decision-making process by which job elimination and job relocation decisions are made." The Proposal would, by its literal terms, be applicable to any and all jobs that have been eliminated (regardless of number or reason for elimination). Likewise, the itemized description of the Impact Statement in the Proposal addresses job elimination as a separate event from job relocation, and requires the Company to provide information with regard to each (see subsection (iii) below). The Proposal seeks to further micromanage the way the Company makes its employment decisions, even with respect to rank and file employees and managers, when it calls for the requested report to address the "decision-making process by which job elimination and job relocation decisions are made...". In the Company's view, there is no social policy significance to requests of such scope and nature.

The Staff's responses to no action requests support the view that this and other aspects of the Proposal implicate the type of fundamental and complex matters that are not proper for shareholder proposals because they involve tasks that are fundamental to management's ability to run a company on a day-to-day basis and delve too deeply into the complex day-to-day operations of a company. For example, in International Business Machines Corporation (Feb. 3, 2004; recon. denied Mar. 8, 2004), a proposal requested that the company's board "establish a policy that employees will not lose their jobs as a result of IBM transferring work to lower wage countries." In granting no action relief on the IBM proposal under Rule 14a-8(i)(7), the Staff noted that the proposal related to "employment decisions and employee relations." The IBM letter is only the most recent in a long line of no action requests where the Staff has concurred with the view that where a proposal addresses employment decisions and employee relations, including the termination of employees, the proposal is excludable under Rule 14a-8(i)(7) (and its predecessor Rule 14a-8(c)(7)) because the proposal relates to ordinary business operations. See also Mobil Corporation (Jan. 26, 1993) (Staff concurred that a proposal requesting that the company adopt various policies relating to its downsizing activities could be excluded as ordinary business because it related to the management of the workplace and general compensation issues); United Technologies Company (Feb. 19, 1993) (Staff concurred that a proposal related to employee hiring and firing could be excluded as ordinary business); Ford Motor Company (Mar. 5, 1975) (Staff concurred that a proposal requesting that company layoffs "not be exclusive to the lower echelon" could be excluded as ordinary business).

(ii) The Proposal Is Also Excludable Because It Seeks an Evaluation and Report on the Costs of Ordinary Company Operations.

The Proposal states that the Impact Statement should specifically address "the estimated or anticipated cost savings associated with job elimination or relocation actions taken by the company over the past five years." This element of the Proposal does not address any significant policy issue, but instead implicates only the risks, benefits and cost savings arising from the Company's workforce decisions. The Supporting Statement explicitly acknowledges that this is the intent of the Proposal, stating, "[w]e seek to learn more about the manner in which our Company allocates both the burdens of cost-cutting and the benefits of such decisions." There are few tasks that are more central than these in the day-to-day responsibilities of management.

The Staff has previously concurred that a proposal seeking detailed information on a company's assessment of financial risks and benefits of particular aspects of the company's operations does not raise a policy issue and instead delves into the minutiae and details of the ordinary conduct of business that, as a practical and legal matter, is inappropriate for shareholders to consider. For example, in The Dow Chemical Company (Feb. 13, 2004), the Staff concurred that the company could exclude under Rule 14a-8(i)(7) a proposal requesting a report related to certain toxic substances, including "the reasonable range of projected costs of remediation or liability." In concurring with exclusion of the proposal under Rule 14a-8(i)(7), the Staff noted that it related to an evaluation of risks and liabilities. Similarly, in American International Group, Inc. (Feb. 19, 2004), the Staff concurred that the company could exclude a proposal that requested the board to review and report on "the economic effects of HIV/AIDS, tuberculosis and malaria pandemics on the company's business strategy" because it called for an evaluation of risks and benefits. The Proposal submitted to the Company, like those in Dow Chemical and American International, relates to the ordinary course business matter of evaluating financial risks, benefits and costs. The Staff granted no action relief in the foregoing precedents, despite the fact that the proposals of each in part related to some large social issue. Because the Fund's Proposal calls for a report on the costs and benefits of particular job elimination or relocation actions taken by the Company over the past five years, the Company believes that the Proposal is likewise properly excluded under Rule 14a-8(i)(7).

(iii) The Foregoing Conclusion is not Changed by the Fact that Portions of the Proposal Arguably Involve Non-Ordinary Course of Business.

The Proposal's excludability under Rule 14a-8(i)(7) is unaffected by the fact that part of the Proposal involves the relocation of U.S.-based jobs and senior executive compensation. While the Company is aware that the Staff has, in some instances, determined that proposals addressing the offshore relocation of jobs or senior executive compensation are not excludable under Rule 14a-8(i)(7), see General Electric Company (Feb. 3, 2004), Sprint Corp. (Feb. 5,

2004) and Battle Mountain Gold Company (February 13, 1992), the Company does not believe that it is necessary to consider whether those aspects of the Proposal raise a significant policy issue, because the Proposal also relates to the ordinary course business issues of job loss or job elimination, as described above. Thus, regardless of whether the portions of the Proposal addressing relocation of jobs to foreign countries or senior executive compensation are considered to implicate a significant policy issue, under well-established precedent, the entire proposal may be excluded because – as demonstrated above – it also addresses ordinary business matters under Rule 14a-8(i)(7). In this respect, the Staff's recent response in International Business Machines Corporation (Feb. 3, 2004; recon. denied Mar. 8, 2004) is directly on point. There a proposal addressing both job loss and the possible transfer of work to "lower wage countries" was deemed excludable because the issue of job loss relates to ordinary business matters within the scope of Rule 14a-8(i)(7).

As described above in Section (A), no action precedents clearly support the view that if a proposal addresses both ordinary and non-ordinary course business matters, it is excludable in its entirety under Rule 14a-8(i)(7). Consistent with this well-established view, the Company believes that because the Proposal deals largely with ordinary course business matters, as described in Section (B), it is excludable under Rule 14a-8(i)(7).

III. Conclusion

For the reasons set forth above, the Company believes that it may omit the Proposal from the 2005 Proxy Materials. In accordance with Rule 14a-8(j) of the Exchange Act, we have enclosed six copies of this letter, including attachments. Please acknowledge receipt of the enclosed materials by date-stamping the enclosed receipt copy of this letter and returning it in the enclosed return envelope. If the Staff believes that it will not be able to take the no-action position requested above, we would appreciate the opportunity to confer with the Staff prior to the issuance of a negative response. Please feel free to call the undersigned at (310) 252-3615 with any questions or comments regarding the foregoing.

Very truly yours,

Bob Normile
Senior Vice President and General Counsel

Attachment

cc: Mr. Sean O'Ryan, United Association S&P 500 Index Fund (w/attachment)
Mr. Craig Rosenberg, ProxyVote Plus (w/attachment)

I:\data\wpdocs\normile\corresp\2005\2005-014.doc

Attachment A

Proposal from the United Association S&P 500 Index Fund

PROXYVOTE PLUS

December 10, 2004

VIA FACSIMILE: 310-252-2567

Mr. Robert Normile
Secretary
Mattel Inc
333 Continental Blvd.
El Segundo, CA 90245

Re: Shareholder Proposal

Dear Mr. Normile:

ProxyVote Plus has been retained to advise the United Association S&P 500 Index Fund on corporate governance matters. Enclosed please find the pertinent provisions of the Agreement between the United Association S&P 500 Index Fund and ProxyVote Plus demonstrating ProxyVote Plus's authority to represent the Fund with regard to this proposal. You will see that Section 1 of the Agreement provides us such authority. On behalf of the United Association S&P 500 Index Fund, I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the Mattel Inc ("Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission's proxy regulations. The Proposal is being submitted in order to promote an enhanced corporate governance system at the Company.

The Fund is the beneficial owner of Company stock valued in excess of $2,000 in market value that it has held continuously for more than a year prior to this date of submission. The Fund intends to hold the shares through the date of the Company's next annual meeting of shareholders. The record holder of the stock will provide the appropriate verification of the Fund's beneficial ownership by separate letter.

If you have any questions or wish to discuss the Proposal, please contact Mr. Sean O'Ryan, 202-628-5823, United Association of Journeymen and Apprentices of the Plumbing and Pipe Fitting Industry of the United States and Canada, 901 Massachusetts Avenue, N.W., Washington, D.C. 20001. Copies of correspondence should be forwarded to Mr. Sean O'Ryan. Thank you.

Sincerely,

Craig Rosenberg

cc: Mr. Sean O'Ryan, United Association
William Zitelli, Esq. UA S&P 500 Fund

Two Northfield Plaza • Northfield, IL 60093 • Tel.: (847) 501-4035 • Fax: (847) 501-2942

Job Loss and Dislocation Impact Statement Proposal

Resolved: That the shareholders of Mattel Inc. ("Company") hereby request that the Company prepare and issue a Job Loss and Dislocation Impact Statement ("Impact Statement") that provides information relating to the elimination of jobs within the Company and/or the relocation of U.S.-based jobs by the Company to foreign countries over the past five years, as well as any planned job cuts or offshore relocation actions. Specifically, the Impact Statement should include information on the following:

1. The decision-making process by which job elimination and job relocation decisions are made, including information on board of director, management, employee, and consultant involvement in the decision-making process;

2. The total number of jobs and the type of jobs eliminated in the past five years or relocated to foreign countries in the past five years, including a description of alternative courses of action to job relocation that were considered;

3. The estimated or anticipated cost savings associated with the job elimination or relocation actions taken by the company over the past five years;

4. The impact on important corporate constituents including workers, communities, suppliers and customers; and

5. The effect of job elimination and job relocation decisions on senior executive compensation over the past five years, including any impact such decisions have had on annual bonuses or long-term equity compensation granted to senior management.

Supporting Statement: We believe that in order to achieve long-term corporate success a company must address the interests of constituencies that contribute to the creation of long-term corporate value. These include shareowners, customers, senior management, employees, communities, and suppliers.

The Institute for Policy Studies/United for a Fair Economy recently issued a report "Executive Excess 2004: Campaign Contributions, Outsourcing, Unexpensed Stock Options and Rising CEO Pay," August 31, 2004. This report noted:

> Top executives at the 50 largest outsourcers of service jobs made an average of $10.4 million in 2003, 46 percent more than they as a group received the previous year and 28 percent more than the average large-company CEO. These 50 CEOs seem to be personally benefiting from a trend that has already cost hundreds of

thousands of U.S. jobs and is projected to cost millions more over the next decade.

The Impact Statement seeks to elicit information about the process by which our Company has determined to either reduce or relocate jobs to foreign countries over the past five years. We seek to learn more about the manner in which our Company allocates both the burdens of cost-cutting and the benefits of such decisions.

We believe shareowners would benefit by having information about how much a company hoped to save by reducing jobs, how much it actually saved, and how much senior management was rewarded for such savings. In this way shareowners could begin to judge for themselves whether the company is being managed well for the long term or seeking short-term gains. Shareowners could also judge whether directors are providing appropriate incentives to senior management.

PROXYVOTE PLUS

January 19, 2005

Office of Chief Counsel
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Response to Mattel, Inc.'s Request for No-Action Advice Concerning the United Association S&P 500 Index Fund's Shareholder Proposal

Dear Sir or Madam:

The United Association S&P 500 Index Fund (the "Fund") hereby submits this letter in reply to Mattel, Inc.'s ("Mattel" or "the Company") Request for No-Action Advice concerning the shareholder proposal ("Proposal") and supporting statement our Fund submitted to the Company for inclusion in its 2005 proxy materials. The Fund respectfully submits that the Company has failed to satisfy its burden of persuasion and should not be granted permission to exclude the Proposal. Pursuant to Rule 14a-8(k), six paper copies of the Fund's response are hereby included and a copy has been provided to the Company.

The Company Fails to Satisfy Its Burden of Persuasion that the Proposal May Be Excluded Under Rule 14a-8(i)(7).

Rule 14a-8(i)(7) permits a company to omit a shareholder proposal if it relates to a company's "ordinary business" operations. In the Final Rule: Amendments to Rules on Shareholder Proposals, Release No. 34-40018 (May 21, 1998) the Securities and Exchange Commission announced that it was reversing its position in order to allow employment-related shareholder proposals raising social policy issues to be included in companies' proxy materials. The Commission noted that "[o]ver the years, the Division [of Corporation Finance] has reversed its position on the excludability of a number of types of proposals," including plant closings and executive compensation matters. It stated:

> Since 1992, the relative importance of certain social issues relating to employment matters has reemerged as a consistent topic of widespread public debate. [] In addition, as a result of the extensive policy discussions that the Cracker Barrel position engendered, and through the rulemaking notice and comment process, we have gained a better understanding of the depth of interest among shareholders in having an opportunity to express their views to company

Two Northfield Plaza • Northfield, IL 60093 • Tel.: (847) 501-4035 • Fax: (847) 501-2942

> management on employment-related proposals that raise sufficiently significant social policy issues. (footnote omitted)

The Fund submitted the shareholder proposal requesting that the Company prepare a Job Loss and Dislocation Impact Statement ("Impact Statement") in order to gain for itself and other shareholders a better understanding of the process by which the Company determines it should eliminate positions in the U.S. while outsourcing those positions to other countries. The Proposal specifically seeks to ascertain who is involved in that process, how that process is justified; e.g., projected cost savings; what, if any, study of the impact of such decisions is made; and, importantly, how senior executive compensation is impacted by such decisions.

The Company does not deny, nor, we contend, could one reasonably suggest that the issue of outsourcing jobs does not raise a significant social policy issue. The issue of outsourcing has prompted a great public debate, commanding tremendous media and public attention, as well as that of economists, academics, and politicians. It was a major topic in the most recent federal elections.

In Release No. 34-40018 the Commission noted that the policy underlying the ordinary business exclusion rested on two central considerations: first, that some tasks were so fundamental to management's ability to run a company on a day-to-day basis that they could not be subjected to shareholder oversight, such as hiring, promoting, or terminating employees and, second, that shareholders should not be allowed to seek to "micromanage" the company. In regard to the first consideration, the Commission specifically stated that "proposals relating to such matters but focusing on sufficiently significant social policy issues" would not be excludable. In regard to the second consideration, that shareholders not seek to "micromanage" the Company, the Commission had this to say:

> More specifically, in the Proposing Release we explained that one of the considerations in making the ordinary business determination was the degree to which the proposal seeks to micro-manage the company. . . Some commenters thought that the examples cited seemed to imply that all proposals seeking detail . . . necessarily amount to 'ordinary business.'[] We did not intend such an implication. . . [P]roposals may seek a reasonable level of detail without running afoul of these considerations.[] (footnotes omitted)

Rather than argue that the outsourcing of jobs and its effect on executive compensation does not raise a significant social policy issue, the Company claims that the proposal seeks overly detailed information, some of which purportedly invokes general business matters. We respectfully submit such is not the case. Shareholders have every right to review the type of information requested in the Impact Report.

The Fund submitted the Proposal to the Company because it has been identified as a leading outsourcing company. The study cited in the Supporting Statement of the Proposal, entitled "Executive Excess 2004: Campaign Contributions, Outsourcing, Unexpensed Stock Options and Rising CEO Pay," published by the Institute for Policy Studies and United for a Fair Economy, August 31. 2004, identifies the Company as one of the fifty leading services-outsourcing companies in the U.S. for 2003. The report discusses the widespread concerns over outsourcing U.S. jobs. It notes that even as hundreds of thousands of U.S. jobs have been outsourced, with millions more projected over the next decade, senior executives receive enormous pay packages. It also notes that the disparity between the pay of rank-and-file workers and CEOs continues to expand.

The Fund submitted the proposal to this company because it has been identified as a leading outsourcer of U.S. Jobs. The Impact Report requests that the Company provide shareholders reasonable insight into this process. Typically, the decision to outsource jobs is justified by discussing the savings that result; the Report requests information on whether, in fact, projected savings actually resulted. Compensation Committee Reports often extol the outstanding performance of management in overseeing the company and the benefits that accrue to shareholders as a result. The Report requests a description of what compensation incentives senior management is provided to eliminate and relocate jobs, including specifically the impact such decisions have on annual bonuses or long-term equity compensation.

Unlike many of the cases cited by the Company in its request for no-action relief, our Proposal does not seek to micromanage the Company either by prohibiting – or for that matter encouraging – such job cuts and outsourcing of jobs. It does not tell the Company it should not close a particular call center and move it to another country, nor that certain employees cannot be – or should be – terminated. The essence of the Proposal is our Fund's desire to learn more about the manner in which the Company makes these significant decisions about cutting costs by eliminating and outsourcing jobs while rewarding other employees – senior management – for successfully doing so. Unlike *The Walt Disney Company* (Dec. 15, 2004), the thrust and focus of our proposal is not on an ordinary business matter, but on the significant social policy issue of outsourcing jobs. As in *General Electric Company* (Feb. 3, 2004), which urged the board to establish an independent committee to report on damage to General Electric's brand name and reputation in the U.S. as a result of outsourcing and offshoring of work to other countries, the Impact Report the Fund requests is appropriate and one to which shareholders are entitled.

We respectfully submit that the Company has failed to satisfy its burden of persuasion under either Rule 14a-8(i)(7) or Rule 14a-8(i)(3) and (6) and that the Staff should not concur with the Company's view that the Proposal is excludable.

Sincerely,

Craig Rosenberg

cc: Bob Normile, Esq.
Mr. Sean O'Ryan, United Association

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 4, 2005

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Mattel, Inc.
Incoming letter dated January 14, 2005

The proposal requests that Mattel issue a statement that provides information relating to the elimination of jobs within Mattel and/or the relocation of U.S.-based jobs by Mattel to foreign countries, as well as any planned job cuts or offshore relocation activities.

There appears to be some basis for your view that Mattel may exclude the proposal under rule 14a-8(i)(7), as relating to Mattel's ordinary business operations (i.e., management of the workforce). Accordingly, we will not recommend enforcement action to the Commission if Mattel omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Rebekah J. Toton
Attorney-Advisor